Exhibit 99.3

Wellchange Holdings Company Limited

Unit 7 On 25th Floor, Global Gateway Tower, No. 63 Wing Hong Street, Kowloon, Hong Kong

PROXY

Solicited on Behalf of the Board of Directors for a Meeting of Holders of Class B Ordinary Shares

To be held on July 6, 2026 at 10:15 a.m. Hong Kong Time (July 5, 2026 at 10:15 p.m. Eastern Time)

The undersigned hereby appoints Mr. Shek Kin Pong as proxy with full power of substitution, to represent and to vote as set forth herein all the Class B ordinary shares of Wellchange Holdings Company Limited (the “Company”) which the undersigned is entitled to vote at the Class B Meeting and any adjournments or postponements thereof. If no designation is made, the proxy, when properly executed, will be voted “FOR” Item 1.

Item 1. By a special resolution of the holders of Class B Ordinary Shares, being the affirmative vote of not less than two-thirds (2/3) of the votes cast by the holders of Class B Ordinary Shares present in person or by proxy and entitled to vote at the Class B Meeting, to approve, insofar as the same constitutes a variation or abrogation of the rights attached to the Class B Ordinary Shares, (i) the Increase of Voting Rights of Class B Ordinary Shares, (ii) the Adoption of the Amended and Restated M&A, and (iii) to approve the consolidation of every four hundred (400) issued and unissued Class A Ordinary Shares into one (1) Class A Ordinary Share, at an aggregate ratio of one-for-four hundred (1-for-400) (the “Class A Share Consolidation”), to be effected by the Board of Directors in its sole discretion in one or more tranches at any time within twelve (12) months following the date of the this meeting, on such effective date or dates as the Board of Directors shall determine and announce, with the par value of each Class A Ordinary Share being increased proportionally on each effective date so that the aggregate authorized share capital of the Company attributable to the Class A Ordinary Shares remains unchanged, with the Class B Ordinary Shares remaining unconsolidated, with the conversion rate applicable to the Class B Ordinary Shares being adjusted in accordance with the existing amended and restated memorandum and articles of association of the Company, and with any fractional Class A Ordinary Shares created as a result of the Class A Share Consolidation being rounded up to the nearest whole share at the holder level, in each case as contemplated by Proposal Three and Proposal Four (the “Class B Proposal”).

☐ For          ☐ Against          ☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the meeting or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: __________________________________, 2026

Signature: __________________________________

Signature (Joint Owners): __________________________________

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

VOTING INSTRUCTIONS

To vote by Internet: visit www.proxyvote.com or scan the QR code on your voting card. To vote by Telephone: call the telephone number on your voting card. To vote by Mail: check the appropriate boxes, sign, date and return your voting card in the enclosed envelope. The latest we will accept voting is July 2, 2026, at 11:59 a.m. Hong Kong Time (July 1, 2026, at 11:59 p.m. Eastern Time).